

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 21, 2007

Mr. Ronald W. Thiessen
Chief Executive Officer
Northern Dynasty Minerals Ltd.
800 West Pender Street
Suite 1020
Vancouver, B.C., Canada V6C 2V8

> **Re:** **Northern Dynasty Minerals Ltd.**
> **Form 40-F for the year ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 1-32210**

Dear Mr. Thiessen:

We have reviewed your Form 40-F for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the year ended December 31, 2006

Financial Statements

Note 6 – Mineral Property Interests

1.   We note your disclosure on page 11, where you state that you and HDGI agreed to a valuation of $6.37 per share for the exchange of 14,002,268 of your shares for HDGI's 20% interest in the Pebble Project. Tell us whether $6.37 was the fair value of your shares trading on the public markets when the transaction took place on May 31, 2006. Note that we believe that fair value, as determined by the public markets, is the best measure of the value of your stock for accounting treatment purposes, notwithstanding any agreements that may have existed between the parties. Refer to CICA 1581.25 and SFAS 141, paragraph 22.

Engineering Comments

General

2.   Company Website -   We note that you refer to or use the terms such measured, indicated, or inferred resource on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

> "Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 40 - F, File No. 001-32210. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml."

Location, Access and Property Description, page 11

3.   You disclose that you "wholly own" projects, or "control" hectares of mineralized
        ground. Please clarify the ownership of the mining claims, mineral concessions
        or provisional permits and, where appropriate, if you also own the surface rights.
        If you don't own the concession or provisional permit, disclose your obligations
        for use of these concessions or permits for your material exploration areas. Please
        disclose the following information for each of your properties:

        •   An indication of whether the mining claims are State or Federal claims
            and a description of the extent of the annual assessment work or property
            maintenance costs.

        •   Indicate whether the claims are patented or unpatented.

        •   Certain identifying information, such as the property names, claim
            numbers, grant numbers, and dates of recording and expiration; sufficient
            to enable the claims to be distinguished from other claims that may exist
            in the area.

        •   Native and aboriginal land claims - Please provide a brief discussion of
            any native land claims that may affect your title to the property

        Please ensure that you fully discuss the material terms of the land or mineral
        rights securing agreements, as required under paragraph (b)(2) of Industry Guide
        7.

Risk Factors, page 20

4.   Given the status of your properties, it would be appropriate to include risk factors
        that address the risks associated with reserve estimates that are based only on a
        pre-feasibility study. Please address the risks associated with the following
        points:

        •   The limited amount of drilling completed to date.

        •   The process testing is limited to small pilot plants and bench scale testing.

        •   The difficulty obtaining expected metallurgical recoveries when scaling
            up to production scale from pilot plant scale.

- The preliminary nature of the mine plans and processing concepts.

- The resulting preliminary operating and capital cost estimates.

- Metallurgical flow sheets and recoveries are in development.

- The history of pre-feasibility studies typically underestimating capital and operating costs.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant